UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2020
Commission File No.:001-35773

REDHILL BIOPHARMA LTD.

(Translation of registrant’s name into English)

21 Ha'arba'a Street, Tel Aviv, 6473921, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

This Form 6-K is incorporated by reference into the Company's Registration Statements on Form S-8 filed with the Securities and Exchange Commission on May 2, 2013 (Registration No. 333-188286), on October 29, 2015 (Registration No. 333-207654), on July 25, 2017 (Registration No. 333-219441), on May 23, 2018 (Registration No. 333-225122) and on July 24, 2019 (File No. 333-232776) and its Registration Statements on Form F-3 filed with the Securities and Exchange Commission on February 25, 2016 (Registration No. 333-209702), on July 23, 2018 (File No. 333-226278) and on July 24, 2019 (File No. 333-232777).

RedHill Biopharma Ltd. (Nasdaq: RDHL) (“RedHill” or the “Company”), a specialty biopharmaceutical company, today announced that, based on unaudited and preliminary estimates, its total net revenues for the second quarter of fiscal year 2020 were approximately $21 million, compared to $1.1 million in the first quarter of fiscal year 2020 and $1.6 million in the second quarter of fiscal year 2019, representing unaudited and preliminary estimated increases of approximately 1,900% and 1,300%, respectively.

The above estimated revenues for the second quarter ending June 30, 2020 reflect RedHill’s current preliminary review, which is still ongoing and could result in changes to the estimated revenues figures.

The Company further estimates that, as of June 30, 2020, it had approximately $53 million in cash, cash equivalents, short term investments and restricted cash.

The foregoing estimates are unaudited and preliminary, have not been reviewed by the Company’s auditors and do not present all information necessary for a full understanding of the Company’s financial condition as of June 30, 2020. The review of the Company’s condensed consolidated financial statements for the six months ended June 30, 2020 is ongoing and could result in changes to these amounts due to the completion of financial closing procedures, final adjustments and other developments that may arise between now and the time the condensed consolidated financial statements for the six months ended June 30, 2020 are finalized and publicly released. The Company’s auditor, Kesselman & Kesselman, Certified Public Accountants (Isr.), a member firm of PricewaterhouseCoopers International Limited, an independent registered public accounting firm, has not audited, reviewed, or compiled these estimates.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REDHILL BIOPHARMA LTD.
(the "Registrant")

Date: July 23, 2020	By:	/s/ Dror Ben-Asher
Dror Ben-Asher
Chief Executive Officer